

Mail Stop 3561

May 9, 2017

Richard D. Peach
Senior Vice President, Chief Financial Officer
and Chief of Corporate Operations
Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350
Portland, Oregon 97201

> **Re:** **Schnitzer Steel Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2016**
> **Filed October 25, 2016**
> **File No. 0-22496**

Dear Mr. Peach:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant

cc: Peter B. Saba
       Senior Vice President, General Counsel
       and Corporate Secretary